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                                 837,800 SHARES

                      AASCHE TRANSPORTATION SERVICES, INC.

                                  COMMON STOCK


         This prospectus covers 837,800 shares of the common stock of Aasche Transportation Services, Inc., a Delaware corporation. The shares are being offered by Madison Securities, Inc., James A. Jalovec, Aim Financial Corporation, Gary I. Goldberg, Michael Todd Recob, Richard Percy, Linda Rockey and Diane L. Asche. We will not receive any of the proceeds from the sale of the shares.

         We have not made any underwriting arrangements with respect to the shares. Our common stock is quoted on the Nasdaq National Market under the symbol "ASHE." On May 10, 1999, the last sale price reported was $4.0625.


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THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                  The date of this Prospectus is May 11, 1999.


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                               TABLE OF CONTENTS


Aasche Transportation Services, Inc...........................................3

Risk Factors..................................................................5

Where to Find More Information................................................6

Information Incorporated by Reference.........................................7

Use of Proceeds...............................................................7

Selling Stockholders..........................................................7

Plan of Distribution..........................................................8

Experts.......................................................................9

Legal Matters.................................................................9






















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                      AASCHE TRANSPORTATION SERVICES, INC.

         We are a diversified transportation services company. We operate primarily in two segments of the transportation services industry:

         - the temperature-controlled segment

         - the municipal solid waste segment

TEMPERATURE-CONTROLLED SEGMENT

         Two of our subsidiaries, Asche Transfer, Inc. and AG Carriers, Inc. operate in the temperature-controlled segment of the transportation services industry. We deliver a variety of foods and other products for many Fortune 500 companies that require temperature-controlled service and "just-in-time" delivery. "Just-in-time" delivery means that delivery times must be precise and delivery must be dependable so our customers can control their inventory levels and limit handling.

         We offer premium-quality services to high-volume selective customers with significant temperature-controlled delivery needs. We believe that these customers provide us with more predictable, and, in some respects, less price-sensitive business. Their business is less price-sensitive because we believe that our customers choose their carrier based primarily on service, rather than price. We are currently a core carrier for Coca-Cola, Hershey, Tropicana Foods, Americold, S.C. Johnson Wax, Schreiber Foods, Abbott Laboratories, Baxter International and Kraft Foods. "Core carrier" means a relationship with a customer that is dedicated to transporting a significant amount of the customer's goods.

       We target the Midwest, Southeast, Northeast and South Central United States as our principal service areas because we have had success in developing significant customers in these markets. In particular, the Southeast, Northeast and South Central regions provide us with additional delivery opportunities when our trucks return to the Midwest.

       We purchase or lease high-quality, late-model tractors and temperature-controlled trailers manufactured to our specifications. Asche Transfer, Inc. and AG Carriers, Inc. also contract with owner-operators to provide additional tractors and trailers. We have equipped all of the tractors in our temperature-controlled segment with a two-way, satellite-based tracking and communication system, and we have a fully integrated management system. Our dispatchers are able to monitor the location and delivery schedules of all shipments and equipment, maintain constant communications with drivers, coordinate routes and maximize utilization of drivers and equipment with our technological systems.

       We operate from five terminals located in Shannon, Illinois; Conley, Georgia; Apopka, Florida; Tavares, Florida; and Tontitown, Arkansas.

MUNICIPAL SOLID WASTE SEGMENT

         Our subsidiary, Specialty Transportation Services, Inc., carries municipal solid waste and other special waste. We are the only national and the largest for-hire carrier of municipal solid waste in transfer vehicles. In the past ten years, large waste services companies have reduced


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and eliminated their "non-collection" trucking operations, creating a market for for-hire carriers of municipal solid waste to landfill sites. Waste services companies typically unload the waste they have collected from residential and commercial sites at transfer stations, and for-hire carriers such as Specialty Transportation Services, Inc. transport the waste from these transfer stations to landfill sites.

         We have long-term contracts ranging from five to twenty years with municipalities and large national waste services companies, including Waste Management, Inc., Republic Industries, Inc., Allied Waste Services, Inc. and Browning-Ferris Industries, Inc. We are expanding our municipal solid waste segment by continuing to build strong, long-term relationships with major customers within the municipal solid waste market. We believe that our growth will continue by:

      - Increasing our marketing efforts and making more aggressive bids, in particular to the large waste services companies;
      - Seeking suitable acquisitions, primarily of smaller and regional independent companies, to allow us greater access to new major customers in additional geographic markets;
      - Expanding into additional regions by establishing new terminals in areas of high population; and
      - Leveraging our transportation capabilities to add new outsourcing opportunities for other types of solid waste and recyclables.

         We market primarily to large national waste services companies that outsource the transportation of municipal solid waste from transfer stations to landfill sites. We currently have contracts in key markets such as New York, New York; Los Angeles, California; Dallas, Texas; Phoenix, Arizona; Baltimore, Maryland; St. Louis, Missouri; Portland, Oregon; Birmingham, Alabama; and Nashville, Tennessee. We believe we have positioned ourselves to attract new business in both new and existing markets.

         We purchase or lease tractors and trailers suitable for the transportation of municipal solid waste, and we also contract with owner-operators to provide additional tractors and trailers. After two to three years, we convert most of the tractors in our temperature-controlled segment for use in our municipal solid waste segment for their remaining useful life. These conversions allow us to lower the overall cost of equipment and provide the municipal solid waste segment with an additional source of equipment during periods of growth.

         We operate in 21 terminals located in the following cities: Irondale, Alabama; Chandler, Arizona; Lancaster, California; Moreno Valley, California; Bradenton, Florida; Granite City, Illinois; Indianapolis, Indiana; Valparaiso, Indiana; Lexington, Kentucky; Nicholasville, Kentucky; Baltimore, Maryland; Freeport, New York; Greensboro, North Carolina; Arlington, Oregon; Portland, Oregon; Bigler, Pennsylvania; Duncan, South Carolina; Camden, Tennessee; Union City, Tennessee; Irving, Texas; and Federal Way, Washington.

         Our executive offices are located at 10214 N. Mt. Vernon Road, Shannon, Illinois 61078. Our telephone number is (815) 864-2421.





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                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

         Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify such statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future which we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and documents incorporated by reference could have a material adverse effect on our business, operating results and financial condition.

AVAILABILITY OF DRIVERS

         Competition for drivers is intense within the trucking industry. We occasionally experience difficulty attracting and retaining qualified drivers and owner-operators in our temperature-controlled segment. When this happens, our trucks are temporarily idle, and we must reduce the level of service to our existing customers. In addition, the shortage of qualified drivers reduces our ability to obtain new business. We incur significant expenses in recruiting, marketing and training new employees, and from time to time, we must significantly increase compensation to retain our drivers and owner-operators. Difficulty in attracting and retaining qualified drivers and owner-operators in our temperature-controlled segment may adversely impact our business, financial condition and results of operation.

FAILURE TO COMPLY WITH LOAN AGREEMENTS

         We did not comply with some of our loan agreements in 1998, and we may not be able to comply with these agreements in 1999. We have not been able to obtain necessary waivers and amendments to our loan agreements from our lenders, so we are in default on some of our loans. We plan to refinance or restructure our loans to terms more favorable to us. Because we are in default, we may not be able to refinance or restructure our loans and we may not be able to pay off our loans under their current terms. In addition, we may not be able to obtain new loans. Our industry is capital intensive, and we rely on loans and leases to purchase new equipment. If we are unable to obtain new loans and leases, we may have to limit our growth and we may have to operate our tractors and trailers for longer periods. If we are unable to refinance or restructure our current loans, or if we are unable to obtain new loans and leases, our business, financial condition and results of operation may be adversely affected.

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INCREASES IN FUEL COSTS

         We depend on diesel fuel to run our trucks. If the cost of fuel increases, our results of operation will be affected even though we are able to charge our customers for a portion of the fuel increase. We are only able to charge our customers for increased fuel costs above a certain price level, so we must bear any increase in fuel costs below that level.

ADVERSE IMPACT OF YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

         Many older computer software programs refer to years in terms of final two digits only. Such programs may incorrectly interpret the year 2000 to mean the year 1900. If not corrected, such programs could cause date-related transaction failures. Although we believe we have corrected substantially all of the systems that we believe are critical to our business, the year 2000 problem may, however, adversely impact our business, financial condition and results of operation by affecting the business and operations of our suppliers and customers. For example, if the year 2000 problem affects our customers, we may lose revenues because our customers may not be able to ship freight or pay us for our services. We cannot predict whether our suppliers and customers will suffer any adverse impact because of the year 2000 problem or the effect they may have on our business.


                         WHERE TO FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following locations:

- At the Public Reference Room of the SEC, Room 1024 - Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

- At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

- By writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

- At the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

- From the Internet site maintained by the SEC at http://www.sec.gov. which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Some locations may charge prescribed or modest fees for copies.

         We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 covering the shares of common stock offered in this prospectus. As permitted by the SEC, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. Such additional information may be obtained


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from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to these documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission later will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until the selling stockholders sell all of the common stock. This prospectus is part of a Registration Statement that we filed with the SEC.

         1. our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed on April 15, 1999;

         2. the description of our common stock contained in our Registration Statement on Form 8-A, declared effective on July 26, 1994; and

         3. our Proxy Statement on Form 14A, filed on April 16, 1999.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Aasche Transportation Services, Inc., 10214 N. Mt. Vernon Road, Shannon, Illinois 61078, Attention: Leon M. Monachos, Chief Financial Officer, Telephone: (815) 864-2421.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of any of the shares by Madison Securities, Inc., James A. Jalovec, Aim Financial Corporation, Gary I. Goldberg, Michael Todd Recob, Richard Percy, Linda Rockey or Diane L. Asche. We will, however, receive proceeds from the exercise of warrants underlying the shares issued to Madison Securities, Inc., James A. Jalovec and Aim Financial Corporation as further described below in the "Selling Stockholders" section. Assuming all of the warrants are exercised, we will receive approximately $1,802,400 from the exercise of such warrants. We expect to use such proceeds to reduce indebtedness.

                              SELLING STOCKHOLDERS

         In January 1998, we completed an offering of $2,100,000 of our promissory notes. In connection with the offering, we issued a warrant to Madison Securities, Inc., our placement agent in the offering, to purchase 210,000 shares of our common stock at a price of $3.49 per share exercisable at any time prior to January 8, 2003.

         In January 1998, we received a $1,000,000 note from Aim Financial Corporation. In connection with the receipt of the note, we issued a warrant to Aim Financial Corporation to


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purchase 150,000 shares of our common stock at a price of $4.63 per share exercisable at any time prior to January 30, 2003.

         In January 1999, we entered into an exchange agreement with Gary I. Goldberg, Michael Todd Recob, Richard Percy, Linda Rockey and Diane L. Asche, most of whom are officers and directors of Aasche Transportation Services, Inc. We exchanged a total of 135,000 shares of our common stock for a total of $675,000 of subordinated debt that we owed to Mr. Goldberg, Mr. Recob, Mr. Percy, Ms. Rockey and Ms. Asche.

         In March 1999, we entered into an exchange agreement with James A. Jalovec. Mr. Jalovec held a promissory note with a face value of $1,150,000 and accrued and unpaid interest in the amount of $189,000 that we issued in January 1998. We agreed to exchange the promissory note for 267,800 shares of our common stock and a warrant to purchase 75,000 shares of our common stock at a price of $5.00 per share excercisable at any time prior to March 12, 2004.

         The following table sets forth for each selling stockholder the number of shares each selling stockholder beneficially owned prior to this offering, and the maximum number of shares to be registered.


                                                                                                    Percentage of Total
         Selling Stockholders             Number of Shares                Maximum Number              Ownership after
                                         Beneficially Owned              of Shares to be               Completion of
                                         Prior to Offering                 Registered                    Offering
------------------------------------------------------------------------------------------------------------------------
Madison Securities, Inc.                      317,181(1)                   210,000(1)                      2.0
James A. Jalovec                              741,250(1)                   342,800(1)                      7.5
Aim Financial Corporation                     150,000(1)                   150,000(1)                      0
Gary I. Goldberg                              431,932                       90,000                         6.3
Michael Todd Recob                             22,500                       10,000                         *
Richard Percy                                  20,000                       20,000                         *
Linda Rockey                                   10,000                       10,000                         *
Diane L. Asche                                544,842                        5,000                        10.3


----------------------------
(1)  Includes shares of common stock underlying the warrants.
 *   Less than 1%

                              PLAN OF DISTRIBUTION

         We will not receive any proceeds from the sale of the shares. The selling stockholders may sell the shares from time to time. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise. The shares may be sold by any one or more of the following:

         - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;


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         -  an exchange distribution in accordance with the rules of such exchange; or

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         In making these sales, the selling stockholders may engage brokers or dealers to arrange for other brokers or dealers to purchase the shares. Brokers and dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and any brokers or dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Accordingly, any commissions received by these broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholders may agree to indemnify these broker-dealers with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act of 1933. In addition, we have agreed to indemnify the selling stockholders with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act of 1933. If such indemnity is unavailable, we will contribute toward amounts required to be paid in respect of such liabilities. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         We will pay the registration expenses relating to the offering and sale of the shares by the selling stockholders to the public. These expenses (estimated to be $25,716.75), include legal and accounting expenses, filing fees payable to the SEC, applicable state "blue sky" filing fees and printing expenses. We, however, will not pay for any expenses, commissions or discounts of underwriters, dealers or agents for the selling stockholders.

         Any underwriters, brokers, dealers and agents who participate in any such sale may also be customers of, engage in transactions with or perform services for Aasche Transportation Services, Inc. or the selling stockholders.

         Our common stock is currently traded on the Nasdaq National Market. The public offering price for any shares that are sold will be determined by the price indicated on such system at the time such sale occurs, or at such price as shall be determined through private negotiations between the buyer and the selling stockholders, or their agents.

                                     EXPERTS

         The consolidated financial statements of Aasche Transportation Services, Inc. appearing in Aasche Transportation Services, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares has been passed upon for us by Sachnoff & Weaver, Ltd., Chicago, Illinois.



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